SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly Held Company)

Corporate Taxpayer’s ID (CNPJ/MF) 06.164.253/0001-87

Call Notice
Postponement and call for the extraordinary shareholders’ meeting

GOL Linhas Aéreas Inteligentes S.A. (the “Company”) informs its shareholders that the Extraordinary Shareholders’ Meeting, originally called to be held on October 1, 2020, at 10 a.m. São Paulo time, according to the call notice published on September 15, 16 and 17, 2020 in the Diário Oficial do Estado de São Paulo and in the newspaper Valor Econômico, has been postponed. Consequently, the Company’s shareholders are called upon to attend the Extraordinary Shareholders’ Meeting to be held at 10 a.m. São Paulo time on October 7, 2020, at its headquarters, at Praça Comte. Linneu Gomes, s/nº, Portaria 3, in the Meeting Room of the Board of Directors, Jardim Aeroporto, in the capital of the State of São Paulo, CEP 04626-020, in order to resolve on the following agenda:

(i)	Approve the Restricted Shares Plan;
(ii)	Approve the Stock Option Plan; and
(iii)	Ratify the acts already performed by the Company's management in relation to items “i” and “ii”.

Documents related to the agenda are available at the Company’s headquarters, as well as on its Investor Relations website (http://www.voegol.com.br/ri), and on the websites of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

Shareholders may attend the Extraordinary Shareholders’ Meeting: (i) in person or (ii) by proxy. Shareholders who wish to be represented by proxy must comply with the provisions of Article 126 of Brazilian Corporate Law, and present the respective power of attorney, with special powers for representation at the Extraordinary Shareholders’ Meeting, at the Company’s headquarters, to the Investor Relations Officer, at least three days prior to the Extraordinary Shareholders’ Meeting.

São Paulo, September 18, 2020.

Constantino de Oliveira Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.